Exhibit 1.1

[CHINA EASTERN AIRLINES CORPORATION LIMITED]

(A joint stock limited company incorporated in the People’s Republic of China (“PRC”) with limited liability)

(Stock code: 670)

2005 ANNUAL RESULTS

The Board of Directors of China Eastern Airlines Corporation Limited (the “Company”) announces the audited consolidated financial results of the Company and its subsidiaries (collectively, the “Group”) prepared under IFRS for the year ended 31 December 2005 with comparative figures for the corresponding year of 2004 as follows:-

FINANCIAL STATEMENTS

A. Prepared in accordance with International Financial Reporting Standards (“IFRS”)

Consolidated Income Statement
For the year ended 31 December 2005

			Restated
			(Note 1)	(Note 9)	2005 vs 2004
		2005	2004	2005	Increase /
	Note	RMB'000	RMB'000	US$'000	(Decrease)
					%
Revenues	2	27,454,443	21,386,553	3,401,953	28.4
Other operating income	3	245,279	85,004	30,392	188.5
Operating expenses
Commissions		(969,587)	(772,219)	(120,144)	25.6
Aircraft fuel		(8,888,873)	(5,429,658)	(1,101,444)	63.7
Take-off and landing charges		(3,718,846)	(3,019,742)	(460,812)	23.2
Ground services and other charges		(115,516)	(99,296)	(14,314)	16.3
Food and beverages		(976,787)	(758,046)	(121,036)	28.9
Wages, salaries and benefits	4	(2,359,467)	(1,865,879)	(292,368)	26.5
Aircraft maintenance		(1,383,989)	(860,184)	(171,494)	60.9
Aircraft depreciation and operating
lease rentals		(5,254,716)	(4,466,523)	(651,126)	17.6
Other depreciation, amortization and
operating lease rentals		(679,867)	(495,916)	(84,244)	37.1
Ticket reservation fee		(292,412)	(209,995)	(36,234)	39.2
Insurance cost		(148,862)	(152,194)	(18,446)	(2.2)
Administration expenses		(1,958,396)	(1,463,175)	(242,670)	33.8
Others		(938,156)	(646,346)	(116,248)	45.1

Total operating expenses		(27,685,474)	(20,239,173)	(3,430,580)	36.8

Operating profit		14,248	1,232,384	1,765	(98.8)
Interest income		128,700	129,020	15,948	(0.2)
Finance costs	5	(707,050)	(770,176)	(87,612)	(8.2)
Share of results of associates		(9,030)	(5,256)	(1,119)	71.8
Share of results of jointly controlled entities		(4,300)	—	(533)	N/A

(Loss)/profit before income tax		(577,432)	585,972	(71,551)	(198.5)
Taxation	6	138,704	(129,601)	17,187	(207.0)

(Loss)/profit for the year		(438,728)	456,371	(54,364)	(196.1)
Attributable to:
Equity holders of the Company		(467,307)	320,691	(57,905)	(245.7)
Minority interest		28,579	135,680	3,541	(78.9)

		(438,728)	456,371	(54,364)	(196.1)
Dividends payable to equity shareholders
of the Company attributable to the year	7	—	97,339	-
(Loss)/earnings per share for (loss)/profit
attributable to the equity shareholder of
the Company during the year
- basic and diluted	8	(RMB0.10)	RMB0.07	(US$0.01)

Notes:-

1. Basis of preparation

The consolidated financial statements comprise the financial statements of the Company and all its subsidiaries (the “Group”) as at 31 December 2005 and of their results for the year then ended. All significant transactions between and among the Company and its subsidiaries are eliminated on consolidation.

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and the disclosure requirements of the Hong Kong Companies Ordinance. This basis of accounting differs in certain material respects from that used in the preparation of the Group’s statutory accounts in the PRC. The statutory accounts of the Group have been prepared in accordance with the accounting principles and the relevant regulations applicable to PRC joint stock limited companies (“PRC Accounting Regulations”). In preparing these financial statements, appropriate adjustments have been made to the Group’s statutory accounts to conform with IFRS.

In 2005, the Group adopted the new revised IFRS below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

•	IAS 1 and 27 (both revised in 2003) have affected the presentation of minority interest. IAS 1 (revised in 2003) also has affected the presentation of share of profit of associates and other disclosures.

•	IAS 2, 8, 10, 17, 21, 28, 32, 33 (all revised in 2003) and 39 (revised in 2004) and IFRS 2 and 5 had no material effect on the Group’s policies.

•	IAS 16 (amended 2004) replaces IAS 16 (revised 1998). The Group has adopted the revised IAS 16 and has amended accounting policy applied to the costs of overhaul of owned and finance leased aircraft and engines. Under the Group’s revised policy, these costs are capitalised as a separate component of property, plant and equipment, which are subject to depreciation over the appropriate periods between overhauls. When each major inspection is performed, its cost is recognised in the carrying amount of the item of property, plant and equipment and is amortised over the estimated period between overhauls. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous major overhauls is derecognised and charged to the income statement. In prior years, the costs of overhaul for owned and finance leased aircraft and engines were expensed in the income statement as and when incurred. The adoption of the revised treatment of IAS 16 (amended 2004) has been accounted for retrospectively.

The adoption of revised IAS 16 resulted in:

	2005	2004
	RMB'000	RMB'000
decrease in aircraft maintenance	(662,021)	(536,099)
increase in aircraft depreciation and operating lease rentals	820,555	794,389
decrease in aircraft and engines	(586,163)	(476,432)
decrease in beginning retained earnings	(400,993)	(207,609)
decrease in profit attributable to equity holders of the Company	(120,344)	(193,384)
decrease in basic and diluted earnings per share	(RMB0.02)	(RMB0.04)

•	IAS 24 (revised in 2003) has extended the identification and disclosure of related parties to include state-owned enterprises. Related parties include CEA Holding and its subsidiaries, Civil Aviation Administration of China (“CAAC”) and its affiliates, and other state-controlled enterprises and their subsidiaries directly or indirectly controlled by the PRC government, corporations in which the Company is able to control or exercise significant influence, key management personnel of the Company and CEA Holding and their close family members.

•	IFRS 3, IAS 36 (revised in 2004) and IAS 38 (revised in 2004) have resulted in a change in the accounting policy relating to the accounting policies for goodwill and negative goodwill. The Group ceased amortisation of goodwill and negative goodwill from 1 January 2005. Accumulated amortisation as at 31 December 2004 has been eliminated with a corresponding decrease in the costs of goodwill. From 1 January 2005 onwards, goodwill arising from all acquisitions is tested annually for impairment, as well as when there are indications of impairment. The negative goodwill is derecognised as at 1 January 2005 with a corresponding adjustment to the opening balance of retained earnings. Negative goodwill of RMB42,873,000 has been derecognised and credited to the opening balance of retained earnings as at 1 January 2005. From 1 January 2005 onwards, IFRS 3 requires, at the acquisition date, the Group to recognize immediately in the income statement on the excess of net fair value of these items acquired over the case of acquisition.

•	IAS 32 (revised in 2003) has added the requirements to disclose information about the use of valuation techniques, including the sensitivities of fair value estimates to significant valuation assumption.

•	IFRS 5 has resulted in a change in the accounting policy relating to the recognition of assets held for sale or discontinued operation, which did not have any material impact on the results and financial positions of the Group as the Group did not hold material assets in this category during the periods presented.

•	Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year. Management believes that the presentation in the current year is a fairer representation of the Group’s activities.

2. Revenues

The Group is principally engaged in the operation of civil aviation, including the provision of passenger cargo, mail delivery and other extended transportation services.

	2005	2004
RMB'000		RMB'000
Revenues
Traffic revenues (i)
- Passenger	21,367,747	15,925,933
- Cargo and mail	5,087,244	4,540,463
Commission income	185,827	292,991
Ground service income	806,755	695,433
Cargo handling income	292,488	227,806
Others	381,435	232,095

	28,121,496	21,914,721
Less: Business tax (ii)	(667,053)	(528,168)

	27,454,443	21,386,553

Note:

(i)	Since the terrorist attacks on the World Trade Centre in New York in September 2001, many airlines introduced insurance and security surcharges on passenger air tickets (collectively the “Surcharges”). Such surcharges are generally recognised as revenue, together with the other components of the ticket price, when the transportation services are provided.

For tickets that are issued by the Company but where the transportation services are provided by another carrier, there was industry guidance which did not preclude the billing of such charges on a negotiated basis and there was diversity in practice among the carriers on the billing of the Surcharges. Accordingly, the Company deferred recognition of the Surcharges as revenue. However, management believes such amounts will no longer be payable based on general industry acceptance of non billing and industry guidance issued by the agency in December 2005. The Surcharges related to tickets uplifted between 2002 and 2004 interline billing settlement the agency were released from other payable and recognised in the income statement in 2005.

From 1 January 2005, Surcharges will be recognised as revenue once the transportation service is provided or once the ticket price has been billed through interline billing.

(ii)	Except for traffic revenues derived from inbound international and regional flights, which are not subject to PRC business tax, the Group’s traffic revenues, commission income, ground service income and cargo handling income are subject to PRC business tax levied at rates ranging from 3% to 5%, pursuant to PRC business tax rules and regulations.

The Group’s revenues and segment results by geographical segments is analysed as follows:-

				Other
	Domestic	Hong Kong	Japan	countries(*)	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
2005
Traffic revenues
- Passenger	11,438,773	2,494,669	2,009,137	4,910,693	20,853,272
- Cargo and mail	346,428	641,686	623,678	3,354,998	4,966,790

	11,785,201	3,136,355	2,632,815	8,265,691	25,820,062
Commission income	124,037	13,768	11,557	36,285	185,647
Ground service income	794,814	—	—	—	794,814
Cargo handling income	281,901	—	—	—	281,901
Other operating revenues	372,019	—	—	—	372,019

	13,357,972	3,150,123	2,644,372	8,301,976	27,454,443

Other operating income	214,277	6,000	25,002	—	245,279

Segment results	(658,153)	184,578	(451,742)	939,565	14,248

Operating profit					14,248
2004
Traffic revenues
- Passenger	8,283,700	2,239,968	1,502,326	3,508,105	15,534,099
- Cargo and mail	298,846	592,008	647,181	2,890,325	4,428,360

	8,582,546	2,831,976	2,149,507	6,398,430	19,962,459
Commission income	201,146	22,297	16,924	50,376	290,743
Ground service income	692,178	—	—	—	692,178
Cargo handling income	224,356	—	—	—	224,356
Other operating revenues	216,817	—	—	—	216,817

	9,917,043	2,854,273	2,166,431	6,448,806	21,386,553

Other operating income	83,004	2,000	—	—	85,004

Segment results	188,645	354,754	243,979	445,006	1,232,384

Operating profit					1,232,384

*	: include United States of America, Europe and Asian countries other than Japan

3. Other operating income

	2005	2004
RMB'000		RMB'000
Government subsidies (note)	193,069	73,506
Fair value gains on financial instruments
- forward foreign exchange contract	25,002	11,498
- fuel options	27,208	—

	245,279	85,004

Note: The government subsidies represent i) subsidies granted by local government to the Company in consideration of the relocation of the Company’s international flights and related facilities from Hongqiao Airport to Pudong International Airport and ii) subsidies granted by various local municipalities to encourage the Group to operate certain routes on the places these municipalities located.

4. Wages, salaries and benefits

	2005	2004
RMB'000		RMB'000
Wages, salaries and allowance	1,976,790	1,619,975
Contribution under defined contribution retirement schemes	280,218	194,200
Post-retirement benefits under defined benefit schemes	102,459	51,704

	2,359,467	1,865,879

5. Finance costs

	2005	2004
RMB'000		RMB'000
Interest relating to obligations under finance leases
- wholly repayable within five years	195,764	265,949
- not wholly repayable within five years	128,869	73,327

	324,633	339,276

Interest on loans from bank and financial institutions
- wholly repayable within five years	746,788	410,998
- not wholly repayable within five years	243,433	144,693

	990,221	555,691
Interest from note payables	52,639	22,148
Interest from debentures	22,944	—
Interest relating to a long-term payable	6,999	8,344

	1,397,436	925,459
Less: amounts capitalised into advanced payment on aircraft	(279,989)	(57,120)

	1,117,447	868,339
Net foreign exchange (gains)/losses	(414,640)	32,207
Waiver of amount due to related companies	—	(133,029)
Fair value losses on financial instruments
-interests rate swap: cash flow hedges, transfer from equity	4,243	2,659

	707,050	770,176

6. Taxation

(a)	Taxation (credited)/charged to the consolidated income statement is as follows:-

	2005	2004
RMB'000		RMB'000
Provision for PRC income tax	(81,734)	160,502
Deferred taxation	(56,970)	(30,901)

	(138,704)	129,601

The Company is subject to PRC income tax at a reduced rate of 15%, pursuant to the Circular Hu Shui Er Cai (2001) No. 104 issued by Shanghai State Tax Bureau. Two of the major subsidiaries of the Group, namely China Cargo Airlines Co. Ltd. and Shanghai Eastern Flight Training Co., Ltd , are subject to PRC income tax at a reduced rate of 15%, pursuant to the preferential tax policy in Pudong, Shanghai. Income tax of Shanghai Eastern Logistics Co., Ltd., the Company’s another major subsidiary, is exempted in 2005 pursuant to the circular Hu Di Shui Er Shui (2004) No. 68 issued by local tax bureau. Other subsidiaries of the Group are subject to the PRC income tax at the standard rate of 33%.

(b)	The Group operates international flights to overseas destinations. There was no material overseas taxation for the years ended 31 December 2005 and 2004, as there are double tax reliefs between PRC and the corresponding jurisdictions (including Hong Kong) relating to aviation business.

7. Dividends

Dividend of RMB97,339,000 (RMB0.02 per share) in respect of 2004 were paid in 2005. This dividend is reflected in the shareholders equity as an appropriation of retained earnings in the financial year ended 31 December 2005.

The Board of Directors of the Company has not recommended any dividend in respect of the year ended 31 December 2005.

8. (Loss)/Earnings per Share

The calculation of basic (loss)/earnings per share is based on the loss attributable to equity holders of RMB467,307,000 (2004: profit of RMB320,691,000) and 4,866,950,000 (2004: 4,866,950,000) shares in issue during the year.

No dilutive loss/(earnings) per share is presented as the Company had no potential dilutive ordinary shares.

9. Convenience translation

The consolidated financial statements have been prepared in Renminbi (“RMB”), the national currency of the PRC. Translations of amounts from RMB into United States Dollars (“US$”) solely for convenience have been made at the rate of US$1.00 to RMB8.0702, being the average of the buying and selling rate as quoted by the People’s Bank of China at the close of business on 31 December 2005. No representation is made that RMB amounts could have been or could be converted into US$ at that rate or at any other rate on 31 December 2005 or any other date.

B. Prepared in accordance with PRC Accounting Regulations

Consolidated Income Statement
For the year ended 31 December 2005

			2005	2004
			RMB'000	RMB'000
I.	Revenue from main Operations:		26,225,038	19,893,144
	Less:	Main Operating Cost	22,676,969	16,123,577
		Business Taxes and additional	643,285	521,574
II.	Profit from Main operations		2,904,784	3,247,993
	Add:	Other operating Revenue	613,656	664,864
	Less:	Operating Expenses	1,951,059	1,449,384
		General & Administrative Expenses	1,303,787	1,176,831
		Financial Expenses	570,698	698,477
III.	Profit from Operations		(307,103)	588,164
	Add:	Investment Income	7,448	(29,402)
		Subsidy Income	175,422	71,220
		Non-operating Income	228,265	337,990
	Less:	Non-operating Expenses	(1,526)	53,372
IV.	Total Profit		105,558	914,601
	Less:	Income Tax	9,549	224,588
		Gains or Losses of Minority Shareholders	35,535	153,671
V.	Net Profit		60,474	536,342

C. Significant Differences between IFRS and PRC Accounting Regulations (Unaudited)

The Group’s accounting policies, which conform with IFRS, differ in certain respects from PRC Accounting Regulations. Differences between IFRS and PRC Accounting Regulations which have significant effects on the consolidated (loss)/profit attributable to equity holders of the Company are summarised as follows:-

			Restated
			(Note 1)
		2005	2004
	Note	RMB'000	RMB'000
Consolidated (loss)/profit attributable to
equity holders of the Company
As stated in accordance with PRC Accounting Regulations		60,474	536,342

Impact of IFRS and other adjustments:
Difference in depreciation charges for flight equipment
due to different depreciation lives	(a)	115,086	145,938
Difference in depreciation charges for aircraft due to different
depreciation lives and revaluation	(b)	(356,196)	(478,636)
Provision for overhaul expenses	(c)	(255,172)	(18,734)
Provision for post-retirement benefits	(d)	(133,417)	(24,611)
Time value on provision for staff housing allowance	(e)	11,563	5,259
Unrealised gains on financial instruments	(f)	27,779	—
Interest accrued on instalments payable for acquisition of
an airlines business	(g)	(6,999)	(8,344)
Reversal of revalued amount for land use rights	(h)	8,420	8,498
Amortisation of goodwill and negative goodwill	(i)	—	(2,202)
Others	(j)	(87,095)	62,848
Tax adjustments	(k)	148,250	94,333

As stated in accordance with IFRS		(467,307)	320,691

Notes:-

(a)	Under IFRS, flight equipment are accounted for as fixed assets and are depreciated over an expected useful life of 20 years to their residual value. Under PRC Accounting Regulations, such flight equipment is classified as current assets and the costs are amortised on a straight-line basis over a period of 5 years.

(b)	Under IFRS, depreciation of aircraft is calculated to write off their costs or revalued amounts on a straight-line basis over their expected useful lives to their residual values. Under PRC Accounting Regulations, on or before 30 June 2001, depreciation of aircraft was calculated to write off their costs on a straight-line basis over their expected useful lives of 10 to 15 years to their residual values of 3%. With effect from 1 July 2001, depreciation of aircraft under PRC Accounting Regulations is calculated to write off their costs on a straight-line basis over their expected useful lives of 20 years to their residual values of 5% of costs or revalued amounts. The change in depreciation period for the aircraft acquired before 1 July 2001 was accounted for prospectively so that the remaining net book value of these aircraft are being depreciated over their revised remaining useful lives.

(c)	Under IFRS, the present value of estimated costs of major overhauls for aircraft under operating leases are accrued at each balance sheet date. The accrual in each period is estimated using historical estimates of costs incurred during each overhaul and the estimated period between overhauls using the ratios of actual flying hours/cycles and estimated flying hours/cycles between overhauls. For owned aircraft and aircraft under finance leases, cost of overhaul is recognised in the carrying amount of the item of property, plant and equipment and is amortised over the estimated period between overhauls. Routine repairs and maintenance costs (including repair costs on flight equipment) are charged to the income statement as incurred.

Under PRC Accounting Regulations, prior to 2003, major overhaul costs for all aircraft were provided at specific rates applicable to the related models of aircraft. Effective from January 2003, the major overhaul costs of aircraft under operating leases are provided at specific rates applicable to the related models of aircraft. No additional provision is made for overhaul costs of owned aircraft and aircraft under finance leases. Overhaul costs for these aircraft are first offset against the provision brought forward as incurred. Effective from January 2005, part of the unutilised provision brought forward is written back and offset with overhaul costs in the income statement and overhaul costs are changed to the income statement as incurred.

(d)	The employees’ post-retirement benefits under defined benefit schemes are required to be recognised over the employees’ service period under IFRS. Such benefits are recognised upon payment under the PRC Accounting Regulations.

(e)	Under IFRS, the present value (after taking into account the time value of the instalment payments) of the additional provisions for staff housing allowances was charged to the income statement. Under PRC Accounting Regulations, the staff housing allowance is charged to the income statement without taking into account of the time value of future instalment payments.

(f)	Under IFRS, the Group’s certain derivative financial instruments did not qualify for hedging accounting and the unrealised gains and losses on these instruments are recognised in the income statement. Under PRC Accounting Regulations, the gains and losses on derivative financial instruments are recognised in the income statement upon their maturity.

(g)	Under IFRS, the consideration payable for the acquisition of an airlines business is recorded based on the present value of the instalment payments. The difference in time value between the acquisition cost payable and its present value is periodically recognised as interest expenses in the income statement over the period of payments. Under PRC Accounting Regulations, such difference is not recognised.

(h)	As part of the Company’s restructuring in 1996, land use rights were recorded at valuation as a non-monetary assets contributed by the major shareholder in exchange for part of the share capital of the Company. Under IFRS, the Company has recorded land use rights as operating leases and the land use rights at the time of the listing are stated at historical cost which is nil. Under PRC Accounting Regulations, land use rights are stated at valuation less accumulated amortisation.

(i)	Under IFRS, the consideration payable for the acquisition of airlines business is recorded based on the present value of the instalment payments, giving rise to a negative goodwill which is amortised over the weighted average remaining useful lives of the depreciable non-monetary assets acquired. At 1 January 2005, negative goodwill is derecognised and no longer subject to amortisation. Under PRC Accounting Regulations, the time value of the consideration payable has not been accounted for and accordingly, no negative goodwill or amortisation is recognised.

(j)	In addition to the above, the application of IFRS differs in certain other respects from PRC Accounting Regulations.

(k)	These represent the corresponding deferred tax effects related to items above and tax losses carried forward.

SELECTED AIRLINE OPERATING DATA *

	For the year ended	For the year ended
	December 31, 2005	December 31, 2004	Change
Capacity
ATK (available tonne-kilometers) (millions)	8,751.49	7,071.21	23.67%
- Domestic routes	3,185.42	2,466.76	29.13%
- International routes	4,775.45	3,920.75	21.80%
- Hong Kong routes	790.32	683.70	15.59%
ASK (available seat-kilometers) (millions)	52,427.85	41,599.11	26.03%
- Domestic routes	27,467.54	20,634.98	33.11%
- International routes	19,672.20	16,106.66	22.14%
- Hong Kong routes	5,288.11	4,857.47	8.87%
AFTK (available freight tonne-kilometers) (millions)	4,032.98	3,327.29	21.21%
- Domestic routes	713.34	609.61	17.02%
- International routes	3,005.25	2,471.15	21.61%
- Hong Kong routes	314.39	246.53	27.53%
Hours flown (thousands)	467.75	360.35	29.80%
Traffic
RTK (revenue tonne-kilometers) (millions)	5,395.17	4,340.70	24.29%
- Domestic routes	2,220.93	1,625.24	36.65%
- International routes	2,746.25	2,319.78	18.38%
- Hong Kong routes	427.99	395.68	8.17%
RPK (revenue passenger-kilometers) (millions)	36,380.58	27,580.81	31.91%
- Domestic routes	20,277.57	14,499.64	39.85%
- International routes	12,818.98	10,043.05	27.64%
- Hong Kong routes	3,284.03	3,038.12	8.09%
RFTK (revenue freight tonne-kilometers) (millions)	2,151.52	1,874.70	14.77%
- Domestic routes	409.56	327.64	25.00%
- International routes	1,607.16	1,423.01	12.94%
- Hong Kong routes	134.80	124.05	8.67%
Number of passengers carried (thousands)	24,290.49	17,710.97	37.15%
- Domestic routes	18,206.93	12,736.64	42.95%
- International routes	3,762.39	2,814.06	33.70%
- Hong Kong routes	2,321.17	2,160.27	7.45%
Weight of cargo and mail carried (millions of kg)	775.52	663.56	16.87%
- Domestic routes	315.59	261.68	20.60%
- International routes	347.81	316.85	9.77%
- Hong Kong routes	92.12	85.02	8.35%
Load Factor
Overall load factor (%)	61.65	61.39	0.26
- Domestic routes	69.72	65.89	3.83
- International routes	57.51	59.17	-1.66
- Hong Kong routes	54.15	57.87	-3.72
Passenger load factor (%)	69.39	66.30	3.09
- Domestic routes	73.82	70.27	3.55
- International routes	65.16	62.35	2.81
- Hong Kong routes	62.10	62.55	-0.45
Freight load factor (%)	53.35	56.34	-2.99
- Domestic routes	57.41	53.75	3.66
- International routes	53.48	57.58	-4.10
- Hong Kong routes	42.88	50.32	-7.44
Break-even load factor (%)	65.97	62.17	3.80
Yield and Cost Statistics
Revenue tonne-kilometers yield (RMB)	4.79	4.60	4.06%
- Domestic routes	5.31	5.28	0.57%
- International routes	3.97	3.68	7.88%
- Hong Kong routes	7.32	7.16	2.23%
Passenger-kilometers yield (RMB)	0.57	0.56	1.79%
- Domestic routes	0.56	0.57	-1.26%
- International routes	0.54	0.50	8.00%
- Hong Kong routes	0.76	0.74	2.70%
Freight tonne-kilometers yield (RMB)	2.31	2.36	-2.12%
- Domestic routes	0.85	0.91	-6.59%
- International routes	2.48	2.49	-0.40%
- Hong Kong routes	4.76	4.77	-0.21%
Available tonne-kilometers unit cost (RMB)	3.16	2.86	10.49%

*	Note: As at 31 December 2005, China Eastern Airlines Wuhan Limited (“CEA Wuhan”) is a joint venture not controlled by the Company. The operating data of CEA Wuhan therefore are not consolidated herein.

REPORT OF THE BOARD OF DIRECTORS
REVIEW OF 2005

In 2005, the Group operated a total of 380 routes, of which 273 are inland routes (including 16 Hong Kong routes) and 107 are international routes (including 30 international freight routes); a total of 4860 weekly scheduled flights connecting a total of 118 cities within and outside the PRC. As part of our acquisition of the aviation-related assets and liabilities of China Eastern Air Northwest Company (“CEA Northwest”), and China Eastern Air Yunnan Company (“CEA Yunnan”), we acquired or assumed the ownership or leases for 60 aircraft, out of which we continue to operate 50 aircraft. In addition, in 2005, the Group also added a total of 27 new aircraft to its fleet, including a purchase of two Airbus A321 aircraft and three ERJ145 aircraft, finance lease of five Airbus A320 aircraft, operating lease of four A320 aircraft, seven B737-700 aircraft and three B737-800 aircraft, and wet lease of one Airbus A300F freighter and two B747F freighters in response to market demand. As at 31 December 2005, the Group operated a fleet of 180 aircraft, including 162 passenger jets each with a seating capacity of over 100 seats and 10 jet freighters.

In 2005, the world economy rose steadily. Despite the somewhat slackened growth compared with 2004, the growth was still significant. The economy of the PRC continued with its trend of high growth, with the macro-economic regulation suppressing certain sectors while promoting others. As investment and spending have been gradually picking up, domestic demand showed an accelerated growth as a result of domestic demand stimulating policy. However, since 2004 the international crude oil price had been hitting new highs, and the price for aviation fuel had been reverberating at high levels, resulting in the significant prolonged rise in cost for the air transport sector, and our results, inevitably, were affected.

Demand for the air transport sector of the PRC was increasing steadily. However, amid the intensifying market competition, the Group took a series of measures in response, and by reasonably redeployment of our transport capacity, we had expanded the operating scale in Shanghai as the hub with our market share on the rise. In 2005, in terms of the share in flight numbers, we accounted for approximately 41% and 32.5% of the air traffic at Hongqiao Airport and Pudong Airport respectively. Our average daily aircraft utilization rate was 9.4 hours, representing a decrease of 0.3 hour as compared to 2004, which was partly attributable to the decrease in daily aircraft utilization rate of some of our older aircraft.

In terms of passenger traffic, the Group successively rolled out passenger routes such as “Shanghai - Moscow”, “Shanghai — Beijing — Mumbai”, “Shanghai — Kunming — Decca”, and the frequency for “Shanghai — Vancouver” was increased, thus further improved the route network of the Company and pushed far and hard in the connection flights operations and enhanced the transit service quality. International routes originating at Shenyang, Dalian, Shenzhen, Chongqing Chengdu and Harbin sharing codes have been opened one by one, and in 23 cities including Shantou and Xiamen, the "[CHINESE CHARACTERS]” (“Single Check-in for Transit Passengers and Lugguages”) service was introduced. While it makes travel more convenient for passengers, it has also heightened the reaching capability of our routes. As such, the number of passengers using our transit service exceeded 850,000 persons during 2005. We continue to strengthen cooperation with our partners. Code sharing on certain flights with Air Europa [CHINESE CHARACTERS] and Thai Airways [CHINESE CHARACTERS] has been achieved. The newly established Hong Kong branch office has upgraded the service capacity of the Hong Kong region. We took proactive efforts in promoting the “Eastern Miles” frequent flyers plan for more passengers to use the electronic passenger tickets value-added operation. At present, the “Eastern Miles” frequent flyer plan has attracted more than 5.2 million membership. With further promotion for the electronic passenger ticket sales, sales of the electronic tickets rose significantly.

In terms of freight traffic, the Group currently owns a total of six MD11 freighters and has two wet-leased freighters A300F and two B747F, thus further enhancing its capacity on the more profitable cargo route operating between the PRC and Europe, the United States, Japan, South Korea and Hong Kong. In order to expand the cargo freight operation, communications of our cargo freight sales system has been reinforced with the northern, southern, south-western and overseas sales management zones have been established, which gives further strength to the cargo freight sales network. Such innovating sales model had pushed the cargo transit service a big step forward.

In terms of service, in 2005, the Group established the service quality management department to take care of the service quality and innovation of its service brand name. By rationalizing the performance award and penalty mechanism, our flight-taking rate is on the rise. According to the statistics of the China Administration for Aviation, the flight-taking rate of the Group has been leading among industrial players in the PRC. We received the “customer satisfaction” award from the China Administration for Aviation in the “[CHINESE CHARACTERS]” (“Passengers’ Rating of Civil Aviation Award”) activities. While continuing to build our existing brand name, we insist to stay close to the market trend and launch new products one by one, examples are the “[CHINESE CHARACTERS]” (“Warm and Fragrant Afternoon Tea”) and “[CHINESE CHARACTERS]” (“Inflight Meals Ordered Before Flight”) services to add more attraction to the first class and business class. We introduced the “localization service” on China — Japan and Shanghai — Hong Kong routes after our launching for the China — Korea routes for more convenience to the passengers. The special service hotline “95108” call-centre was established to provide a smooth channel for customer service and to handle complaints of travelers. This has a positive effect on our brand name.

Compared to 2004, the Group’s total traffic volume increased by 24.29% to 5,395 million tonne-kilometers in 2005. Traffic revenues increased by RMB 5,858 million to RMB25,820 million, a 29.34% increase compared to 2004.

Compared to 2004, our passenger revenues amounted to RMB20,853 million, an increase by 34.24% over the same period of 2004, accounting for 80.76% of our total revenues in 2005. The volume of passenger traffic was 36,381 million passenger-kilometers, a 31.91% increase compared to 2004.

Our domestic passenger traffic volume (excluding passenger traffic volume on our Hong Kong routes) was 20,278 million passenger-kilometers in 2005, a 39.85% increase compared to 2004. Compared to 2004, the revenues increased by 38.09% to RMB11,439 million in 2005, accounting for 54.85% of our total passenger revenues in 2005. The increase in the revenues from main operations in 2005 was largely driven by our domestic passenger transportation business. With the completion of the acquisition of certain assets and liabilities relating to the aviation businesses of CEA Northwest and CEA Yunnan in July 2005, our capacity had increased accordingly. In view of the favorable conditions in the domestic passenger market since the end of 2004, we also added more capacity to domestic routes. Our domestic passenger capacity increased by 29.13% compared to 2004.

The passenger traffic volume on our Hong Kong routes was 3,284 million passenger-kilometers in 2005, an 8.09% increase compared to 2004. Revenues from our Hong Kong routes amounted to RMB2,495 million, an increase of 11.37% over 2004 and accounted for 11.96% of our passenger revenues. The passenger traffic capacity on our Hong Kong routes increased by 15.59% compared to 2004.

Our international passenger traffic volume was 12,819 million passenger-kilometers in 2005, a 27.64% increase compared to 2004; revenue was RMB6,920 million, an increase of 38.11% over 2004 and accounted for 33.18% of our total passenger revenues in 2005. The passenger capacity on international routes increased by 21.80% compared to 2004. It was mainly due to our increased traffic capacity and the increase in market demand in 2005.

Our cargo and mail traffic volume was 2,152 million tonne-kilometers in 2005, a 14.77% increase compared to 2004. Compared to 2004, the freight revenues increased by 12.16% to RMB4,967 million in 2005, accounted for 19.24% of our total revenues in 2005. The yield for our cargo and mail traffic declined from RMB2.36 in 2004 to RMB2.31 in 2005. It was mainly attributable to the increased number of competitors and competition intensified as a result.

Compared to 2004, our total operating expenses increased by 36.80% to RMB27,685 million in 2005.

Expenditure on aircraft fuel reached RMB8,889 million, a 63.71% increase compared to 2004. In 2005 the Group consumed a total of 1,893,700 tonnes of aviation fuel, an increase of 30.20% compared to 2004. The main reason was that in 2005 the Group expanded its business and increased its number of flights in 2005, while international aviation fuel prices went up in 2005. The average domestic and international aviation fuel prices increased by 24.45% and 39.76%, respectively, compared to 2004. In 2005, expenditure on aviation fuel accounted for 32.10% of our total operating cost.

The takeoff and landing charges were RMB3,719 million, a 23.15% increase compared to 2004, due largely to the expansion of the Group’s business and the increased number of flights.

Aircraft depreciation and operating lease expenses was RMB5,255 million, an increase of 17.64% over 2004. The increase was mainly due to an enlargement in our fleet size.

Maintenance and repair cost for aircraft and engines was RMB 1,384 million, an increase of 60.89% over the same period of 2004. The increase was primarily due to an enlargement in our fleet size.

Administrative expenses amounted to RMB1,958 million, representing an increase of 33.84% as compared to 2004, which was mainly attributable to the increases in the cost of training pilots, advertising and promotion fees and the cost associated with the increase in the number of domestic sales offices.

Commission was RMB970 million, representing an increase of 25.56% over the same period of 2004. It was mainly attributable to the increase in the sales of tickets. Also, the average level of commission for domestic flights was higher over the same period of last year.

Wages, salaries and benefits expenses were RMB2,359 million in 2005, an increase of 26.45% compared to 2004. It was mainly due to a significant increase in the number of our employee as we assumed the employees of CEA Northwest and CEA Yunnan. Total number of our staff increased from 20,817 as of 31 December 2004 to 29,301 as of 31 December 2005.

Besides, a portion of our revenues and debts are denominated in U.S. dollars, Japanese Yen and Euro. In 2005, the exchange rate reform for RMB resulted in appreciation of RMB against such foreign currencies, resulting in an exchange gain of RMB415 million in translation in 2005.

In short, the Group’s loss attributable to shareholders for the year ended 31 December 2005 was RMB467 million.

As at 31 December 2005, the Group had a total of 29,301 employees, most of whom work in the PRC. The employees’ compensation is primarily composed of the basic salary and performance-based bonus. There were no material labor disputes between the Group and its employees. The Group did not experience a material loss of employees or encounter any significant difficulties in recruiting new employees.

We finance our working capital requirements by the funds generated from operations and short-term bank loans. As at 31 December 2004 and 31 December 2005, we had cash and cash equivalents of RMB2,114 million and RMB1,864 million, respectively. In 2004 and 2005, our net cash inflows generated from operating activities were RMB3,266 million and RMB2,680 million, respectively, while our net cash outflows used in investment activities were RMB2,433 million and RMB10,397 million, respectively. In the past two years, our primary cash requirements were the funds for the acquisitions and upgrades of aircraft and flight equipment, debt repayments as well as purchase price for the acquisition of the aviation-related assets and liabilities of CEA Northwest and CEA Yunnan. Our net cash inflow in financing activities in 2005 was RMB16,672 million, largely for the purpose of repayments of long-term loans, finance lease obligations and short-term loans. Our net cash outflow generated from financing activities was RMB24,162 million in 2005, primarily from bank loans and the short term debentures we issued.

We generally operate with a working capital deficit. As at 31 December 2005, our current liabilities exceeded our current assets by RMB25,320 million. For years we have arranged, and we believe that we will be able to continue to arrange, short-term loans through domestic banks in the PRC and foreign-funded banks to meet our working capital requirements. As at 31 December 2004 and 31 December 2005, the total amounts of our short-term loans were RMB6,189 million and RMB13,711 million, respectively, and our long-term loans were RMB10,736 million and RMB12,612 million, respectively.

We generally finance our purchase of aircraft through finance leases and bank loans secured by our assets. As at 31 December 2005, the total value of our mortgaged assets increased by 0.82%, from RMB10,032 million as at the end of 2004 to RMB10,115 million.

OUTLOOK FOR 2006

We would like to caution readers of this announcement that operation of the Group, an air transport enterprise which performs public service functions, is linked closely to political and economic situations, both internationally and locally. As such, the operation of the Group and of the whole sector is, to a substantial extent, subject to the risks associated with geopolitics and the outbreaks of unexpected events. This 2005 annual results announcement of the Group contains (but not limited to) certain forward-looking statements, such as those on the economies of Asia including the PRC, and the aviation market. Such forward-looking statements are subject to many uncertainties and risks.

The Group is of the view that the global economy can be expected to grow in 2006, but the rate may falter. The economic growth in East Asia continues. Factors such as international oil price, imbalance in global trading and investment and the avian flu become uncertainties in the global economic environment. China’s economy is at a stage of fast growth, and with further system reform and opening up, the inherent impetus of economic growth and agility, spending increases gradually. In industrialized cities and town, the progress is faster, which continues to lead a faster economic growth, hence the effects of the macro-economic regulation. As such, growth in air transport demand is maintained. The Group will seize upon the opportunity and make timely adjustments to our capacity, thereby pushing up the turnover volume in every aspect, hence our revenue in air transport. Also, Shanghai, our principal operating base, its radiating effect in reaching out to other cities is marked. However, competition from domestic airlines for the passenger and cargo traffic in Shanghai is the keenest in East China region. In order to capture the opportunity and to fend off competition, we shall continue to expand our scale in 2006 and to adjust and optimize our route network, thereby lifting our competitiveness, increase our market share in the Shanghai region over time and create more attractive products and services to meet the need of the market. The Group shall continue to introduce three A319 aircraft, two A321 aircraft, three A330-200 aircraft, seven A330-300 aircraft, seven B737-700 aircraft, four ERJ-145 aircraft and one B747F aircraft, which will be delivered to us and commissioned into service this year. It is believed that we shall have the benefit of the increasing demand in air transport in the region.

In view of the operating environment and our actual position, we shall implement the following in 2006 to upgrade our competition:

1. To strengthen safety management and enhance flight safety

In 2006, the Company will continue to accomplish a solid job of security management. To comply with the Airline Operational Control System (“AOC”), the Company will raise the punctuality rate of flights and strengthen its flight services of irregularity. To meet the requirements of the IATA Operational Safety Audit, the Group will unremittingly improve its security management system, step up its surveillance system, and improve an examination of self-monitoring, examination and verification.

2. To improve our service quality and enhance our corporate image

In 2006, the Company will first invigorate the functions of service quality control department, continue to strengthen its existing products, and promote the brand image of its services. The Group will bolster and refine its 10 service projects such as “China Shuttle” and “Eastern Miles”. It will continue with its effort in dealing with any irregularity in flight schedules by collaborating with department heads of airports.

Efforts will be made to facilitate the building up of Shanghai as an aviation hub, and to reinforce the strategic planning of the Company’s route network. The transport capacity deployed to East China especially to Shanghai will be added so as to ensure the Company’s advantageous position in the strategic competition in building up Shanghai as the aviation hub.

3. To step up our revenue quality and explore the market innovatively

We shall fully leverage on our revenue management system and implement its seat income monitoring. We shall adjust our prices upward reasonably and respond quickly to the situation, thereby enhancing the quality of our revenue. We shall deploy our route scientifically in order to increase the total number of our flights. We shall make use of the pivotal advantages of the Shanghai airports and continue to expand our transit network and code-sharing arrangement with plans to open the routes to Xian, Kunming, Holhote, Changsha, thereby fully utilizing the hub effect of Xian and Kunming. We shall put more effort in developing new services, especially those for frequent flyers and major clients.

4. To strengthen cost control and enhance our financial management

We shall put more efforts in our overall budget management and strengthen our cost control tracking management and speed up the return of capital. By stepping up our capital risk management and making use of financial derivatives, we effect suitable operation regarding interest rate and exchange rate. By avoiding financial risks, we aim at financing at lower cost.

We shall take steps to control our fuel cost and increase the ratio of aviation fuel arbitrage so as to minimize the impact of fluctuation in fuel prices on us. We fully implement the dynamic fuel policy and refuel strictly in accordance with flight plans.

We shall form our centralized mass purchase of materials, and with such work flow monitored and centralized, we aim at reducing the costs. We also strengthen our integrated management to reduce maintenance cost.

5. To speed up integration and achieve synergy

The Group has completed the acquisition from China Eastern Air Holding Company certain assets and liabilities relating to the aviation businesses of China Eastern Air Northwest Company and China Eastern Air Yunnan Company which have been, respectively, restructured as the Northwest branch and Yunnan branch of the Group. With this move, we are able to expand our scale, market share, network, fleet size and human resources and have the profile optimized, and our core competitiveness can become more powerful. In January 2006, the Group increased its shareholding interest in an affiliate, China Eastern Airlines Wuhan Limited from 40% to 96%. The increased shareholding favors our internal control and gives rise to more synergy.

MATERIAL MATTERS

1. Dividends

The Board of Directors of the Company does not recommend payment of any dividend for the financial year ended 31 December 2005.

2. Impact of the recent economic developments

The overall environment in 2006 should be more favorable, yet with some catch. The favorable factors include: a steady overall environment around the world, a more in-depth development of the global economy, the steady economic development of China, the escalation of spending in China, the rapid growth of the tourism industry, broadened trades and more frequent commercial activities, all these factors will facilitate the growth of the air transport market. On the other hand, the international oil price may stay at high levels, the threat of terrorism to the air transport sector still persist; any endemic of the avian flu; system reform of the air transport industry in China may relax the entry into such market, which will lead to more intensified competition.

3. Share Capital

The share capital structure of the Company as at 31 December 2005 is set out as follows:

			Approximate
			percentage of
		Total number of shares	total share capital (%)
1.	Unlisted State-owned legal person shares	3,000,000,000	61.64
2.	Listed shares
	(a) A shares	300,000,000	6.16
	(b) H shares	1,566,950,000	32.20
3.	Total number of shares	4,866,950,000	100.00

4. Purchase, Sale or Redemption of Securities

During the financial year of 2005, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of its issued listed securities (‘securities’ having the meaning as ascribed thereto under paragraph 1 of Appendix 16 to the Listing Rules), without taking into account, for the avoidance of doubt, any issue of new securities.

5. Corporate governance practices

The Board of Directors has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance practices adopted by the Company, and took the view that, save as disclosed below, the Company’s corporate governance practices during the financial year ended 31 December 2005 (the “Period”) met the requirements under most of the code provisions in the Code on Corporate Governance Practices (the “Code”) set out in Appendix 14 to the Listing Rules, without taking into account the code provisions regarding internal controls under paragraph C.2.1 of the Code which would become effective for accounting periods commencing on or after 1 July 2005:

Paragraph A.5.4 requires that the Board of Directors should establish written guidelines on no less exacting terms than the Model Code for Securities. Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules for relevant employees in respect of their dealings in the securities of the Company. The Company had not established such guidelines during the Period, but has commenced such work in accordance with the requirement and intends to provide such guidelines for the relevant employees during 2006.

Meanwhile, the Company is working with consultants to enhance the Company’s internal controls system.

6. Material Litigation

In 2005, family members of certain victims in the air crash of an aircraft of CEA Yunnan which occured on 21 November 2004 in Baotou instituted a legal action against us in a court in the United States to seek unspecified damages. We, the Civil Aviation Administration, People’s Property Insurance Company of China, our U.S. legal counsel and legal experts are working closely to respond to this lawsuit.

7. Audit Committee

The Company’s Audit Committee has reviewed the Company’s 2005 consolidated financial results of the Group prepared under IFRS for the year ended 31 December 2005.

8. Changes in the Board Personnel

At the 2004 annual general meeting of the Company held on 30 June 2005, it was approved that Mr Luo Chaogeng be elected as a Director of the Company, and that Mr Ye Yigan would cease to be a Director of the Company.

On 1 April 2005, the fourth session of the Board held the sixth meeting for 2005 to resolve by written resolution that Mr Tong Guozhao be appointed as Vice President of the Company and that Mr Wu Yulin would cease to be a Vice President of the Company.

On 28 October 2005, the fourth session of the Board held the fourteenth meeting for 2005 to resolve by written resolution that Mr Li Yangmin be appointed as Vice President of the Company and that Mr Yang Xu would cease to be a Vice President of the Company.

9. Connected Transactions

On 12 May 2005, the Company, China Eastern Air Holding Company (its controlling shareholder), CEA Northwest and CEA Yunnan entered into an acquisition agreement in Shanghai to acquire from China Eastern Air Holding Company certain assets and liabilities relating to the aviation businesses of CEA Northwest and CEA Yunnan. Consideration for the transaction was RMB985,692,800. The initial transaction price was adjusted based on the audited profit and loss under PRC Accounting Regulations from 1 January 2005 to 30 June 2005, which was finally determined as RMB639,749,100 in cash with all of their liabilities.

On 12 May 2005, the Company entered into various agreements in Shanghai with China Eastern Air Holding Company and certain of its associates in respect of certain continuing connected transactions. Details are set out in the Company’s announcement dated 12 May 2005 and the circular dated 19 May 2005;

10. Foreign Exchange Rate Risk

The PRC government reformed the Renminbi exchange rate regime on 21 July 2005. A managed floating exchange rate regime under which the exchange rate for Renminbi is adjusted with reference to a basket of currencies and based on the demand and supply for Renminbi is implemented. However, the exchange rate for Renminbi in the capital account is yet to be liberalized. The exchange rates of Renminbi are affected by the domestic and international economic and political environment, and the supply and demand for Renminbi. In future, the exchange rate of Renminbi against other currencies may significantly differ from the current ones. As Renminbi is the base currency of the Company and its consolidated entities, the exchange rates fluctuation of Renminbi may have positive or negative impact on the results of operations of the Group. An appreciation of Renminbi against United States Dollar will decrease the turnover of the Group but may lower the cost incurred by the Group in acquiring imported aircraft and flight equipment. A devaluation of Renminbi against United States Dollar may not have a negative impact on the Group’s turnover but may increase the cost incurred by the Group in acquiring imported aircraft and flight equipment as well as the foreign currency-denominated obligations of the Group. The results of operations and the financial position of the Group may also be affected by fluctuations in exchange rates against Renminbi of a number of other foreign currencies.

11. Miscellaneous

(1)	On 16 March 2005, the Company entered into an aircraft purchase agreement in Shanghai with Airbus SAS to purchase five A319 aircraft. Details are set out in the Company’s announcements dated 17 March 2005 and 30 June 2005 and the circulars dated 7 April 2005 and 20 May 2005;

(2)	On 23 March 2005, China Eastern Airlines Jiangsu Co., Ltd., a subsidiary of the Company, entered into an aircraft purchase agreement in Shanghai with Harbin Embraer Aircraft Industry Co., Ltd. to purchase five ERJ145 aircraft. Details are set out in the Company’s announcement dated 23 March 2005 and the circular dated 7 April 2005;

(3)	On 21 April 2005, the Company entered into an aircraft purchase agreement in Beijing with Airbus SAS to purchase fifteen A320 aircraft. Details are set out in the Company’s announcements dated 21 April 2005 and 30 June 2005 and the circular dated 20 May 2005;

(4)	On 28 May 2005, China Cargo Airlines Co., Ltd., a subsidiary of the Company, entered into an aircraft purchase agreement in Shanghai with Boeing Company to purchase two Boeing 747-400 freight aircraft. Details are set out in the Company’s announcement dated 6 June 2005 and the circular dated 12 July 2005;

(5)	On 8 August 2005, the Company entered into an aircraft purchase agreement with Boeing Company to purchase fifteen Boeing 787 aircraft. Details are set out in the Company’s announcement dated 8 August 2005 and the circular dated 19 September 2005;

(6)	On 8 December, 2005, the Company entered into equity transfer agreements with each of Wuhan Municipality State-owned Assets Supervision and Administration Commission and Shanghai Junyao Aviation Investment Company Limited, pursuant to which the Company has agreed to acquire their equity interests in China Eastern Airlines Wuhan Limited. Details are set out in the Company’s announcement dated 8 December 2005 and the circular dated 29 December 2005;

(7)	On 20 December, 2005, the Company entered into an aircraft purchase agreement with Boeing Company to purchase four Boeing 737 NG series aircraft. Details are set out in the Company’s announcement dated 20 December 2005;

(8)	At the Company’s 2004 annual general meeting, the resolution for the Company to issue short-term commercial papers was considered and approved, and it was agreed that they would be issued in two tranches at RMB1 billion each, with maturity periods of 12 months and nine months respectively. On 23 August 2005, the Company had completed the issue of short-term debenture in the sum of RMB2 billion. Details are set out in the Company’s announcement dated 23 August 2005;

(9)	In preparation for the Group’s shareholding disposal reform in respect of our A Share market will be completed in the first half of 2006, and on the actual progress, this initiative will be commenced by the middle of this year, and we have targeted that this will be completed by the end of this year, provided that all the neccessary government and shareholders’ approvals shall be obtained.

By Order of the Board of Directors
China Eastern Airlines Corporation Limited
Li Fenghua
Chairman of the Board

Shanghai, the PRC, 10 April, 2006

The Directors as at the date of this announcement are:

Li Fenghua (Chairman, Executive Director)
Luo Chaogeng (President, Executive Director)
Cao Jianxiong (Non-executive Director)
Wan Mingwu (Vice President, Executive Director)
Zhong Xiong (Non-executive Director)
Luo Zhuping (Executive Director)
Hu Honggao (Independent non-executive Director)
Peter Lok (Independent non-executive Director)
Wu Baiwang (Independent non-executive Director)
Zhou Ruijin (Independent non-executive Director)
Xie Rong (Independent non-executive Director)